UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*



                     PriCellular Corporation
                        (Name of Issuer)


              Class A Common Stock, $.01 par value
                 (Title of Class of Securities)


                            174150410
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.174150410           13G          Page 2 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Spectrum Equity Investors, L.P.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [x]
                                                       (b) [ ]

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware

   NUMBER OF     5   SOLE VOTING POWER            - 0 -
     SHARES
  BENEFICIALLY   6   SHARED VOTING POWER
    OWNED BY                                    1,615,515
      EACH       7   SOLE DISPOSITIVE POWER
   REPORTING                                      - 0 -
     PERSON
      WITH       8   SHARED DISPOSITIVE POWER
                                                1,615,515

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                1,615,515

10  CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
    CERTAIN SHARES*                                [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    13.3%

12  TYPE OF REPORTING PERSON*
    PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 174150410          13G          Page     3     of   10
                                          Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Spectrum Equity Associates, L.P.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [x]
                                                       (b) [ ]

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware

   NUMBER OF           5   SOLE VOTING POWER            - 0 -
     SHARES
  BENEFICIALLY         6   SHARED VOTING POWER
    OWNED BY                                          1,615,515
      EACH             7   SOLE DISPOSITIVE POWER
   REPORTING                                             - 0 -
     PERSON
      WITH             8   SHARED DISPOSITIVE POWER
                                                     1,615,515

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,615,515

10  CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
    CERTAIN SHARES*                                        [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    13.3%

12  TYPE OF REPORTING PERSON*
    PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!


Cusip No. 174150410          13G          Page     4     of   10
                                          Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    William P. Collatos
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [x]
                                                       (b) [ ]

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF     5   SOLE VOTING POWER
     SHARES          -0-
  BENEFICIALLY   6   SHARED VOTING POWER
    OWNED BY         1,615,515
      EACH       7   SOLE DISPOSITIVE POWER
   REPORTING         -0-
     PERSON
      WITH       8   SHARED DISPOSITIVE POWER
                     1,615,515

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,615,515

10  CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
    CERTAIN SHARES*                                        [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    13.3%

12  TYPE OF REPORTING PERSON*
    IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 174150410          13G          Page     5    of   10
                                          Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Brion B. Applegate

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [x]
                                                       (b) [ ]

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States

   NUMBER OF     5   SOLE VOTING POWER  - 0 -
     SHARES
  BENEFICIALLY   6   SHARED VOTING POWER
    OWNED BY                          1,615,515
      EACH       7   SOLE DISPOSITIVE POWER
   REPORTING                            - 0 -
     PERSON
      WITH       8   SHARED DISPOSITIVE POWER
                                      1,615,515

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,615,515

10  CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
    CERTAIN SHARES*                                        [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    13.3%

12  TYPE OF REPORTING PERSON*
    IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Spectrum Equity Investors, L.P.     Page 6 of  10
Schedule 13G



   Item 1.

             (a)  Name of Issuer:  PriCellular Corporation

             (b)  Address of Issuer's Principal Executive Offices:
                  45 Rockefeller Plaza, New York, New York 10020

   Item 2.

              (a)  Name of Person Filing:  See Statement I attached

              (b)  Address of Principal Business Office or, if none,
                   Residence:  See Statement I attached

              (c)  Citizenship:  See Statement I attached

              (d)  Title of Class of Securities:  Class A Common
                   Stock, $.01 par value

              (e)  CUSIP Number:  174150410

   Item 3.

              (a) Not Applicable

   Item 4.   Ownership

              (a) Amount beneficially owned: 1,615,515 shares of Class A Common Stock are beneficially owned by the Reporting Persons (of such amount, 1,052,667 shares of Class A Common Stock are issuable upon conversion of the Class B Common Stock beneficially owned by the Reporting Persons and 371,813 shares of Class A Common Stock are issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, $.01 par value (the "Series A Preferred") held by the Reporting Persons). The number of shares of Class A Common Stock issuable upon conversion of the Series A Preferred assumes the occurrence of a voluntary conversion on December 28, 1995, the date the Reporting Persons acquired beneficial ownership of the shares of Series A Preferred.

              (b)  Percent of Class:  13.3% of Class A Common
                   Stock (assumes issuance of 1,052,667 shares of Class A Common Stock upon conversion of the outstanding Class B Common Stock beneficially owned by the Reporting Persons plus issuance of 371,813 shares of Class A Common Stock upon conversion of the Series A Preferred held by the Reporting Persons assuming further that the voluntary conversion of Series A Preferred occurred on December 28, 1995). The Reporting Persons believe that approximately 10,726,432 shares of Class A Common Stock were outstanding on December 31, 1995 and the percentage of ownership has been computed utilizing such number of shares.

Spectrum Equity Investors, L.P.     Page 7 of  10
Schedule 13G



              (c) Number of shares as to which Reporting Person has:

                (i) sole power to vote or to direct
                    the vote:  -0-

               (ii) shared power to vote or to direct
                    the vote:  1,615,515 shares of Class A
                    Common Stock

              (iii) sole power to dispose or to
                    direct the disposition:  -0-

              (iv) shared power to dispose or to direct the disposition: 1,615,515 shares of Class A
                    Common Stock


    Item 5.   Ownership of Five Percent or Less of a Class:
              Not Applicable

    Item 6. Ownership of More than Five Percent on Behalf of Another Person:

              The persons identified on Statement I attached hereto have the right to receive or the power to direct the receipt of dividends from the sale of securities owned of record by Spectrum Equity Investors, L.P.


    Item 7.   Identification and Classification of the
              Subsidiary Which Acquired the Security
              Being Reported on by the Parent Holding
              Company:

              Not Applicable

    Item 8. Identification and Classification of Members of the Group: See Statement I attached hereto for identification of persons filing this Schedule as a group.

    Item 9.   Notice of Dissolution of Group:
              See Statement I attached hereto for identification of persons filing this Schedule as a group

    Item 10.  Certification:  Not Applicable


Spectrum Equity Investors, L.P.                     Page 8 of 10
Schedule 13G





                           Statement I



Name of                            Citizenship         Type of
Reporting                          or place of         Reporting
Person               Address       Organization        Person

Spectrum Equity      125 High St.  Delaware              PN
 Investors L.P.      Boston, MA
                     02110

Spectrum Equity      125 High St.  Delaware              PN
 Associates, L.P.    Boston, MA
                     02110

William P. Collatos  125 High St.     USA                IN
                     Boston, MA
                     02110

Brion B. Applegate   300 Drakes       USA                IN
                     Landing
                     Suite 251
                     Greenbrae, CA
                     94904

Spectrum Equity Investors, L.P.                        Page 9 of 10
Schedule 13G



   After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 SPECTRUM EQUITY INVESTORS, L.P.
                                 By: Spectrum Equity Associates,
                                      L.P., its general partner



Date:  February  13, 1996        By: /s/ William P. Collatos
                                         William P. Collatos,
                                         General Partner



Date:  February 13, 1996         SPECTRUM EQUITY ASSOCIATES, L.P.



Date:  February  13, 1996        By: /s/ William P. Collatos
                                         William P. Collatos,
                                         General Partner



Date:  February 13, 1996         By: /s/Brion B. Applegate
                                        Brion B. Applegate,
                                        General Partner



Date:  February 13, 1996         By: /s/ William P. Collatos
                                         William P. Collatos



Date:  February 13, 1996         By: /s/Brion B. Applegate
                                        Brion B. Applegate



                                                   Page 10 of  10

                     JOINT FILING AGREEMENT




   Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby respectively represents that the undersigned is eligible to use
Schedule 13G as amended by Amendment No. 1 being filed herewith, to report the undersigned's beneficial ownership of Class A Common Stock of PriCellular Corporation. Additionally, each of the undersigned acknowledges that this Amendment No. 1 to
Schedule 13G is filed on behalf of each of the undersigned.

                                 SPECTRUM EQUITY INVESTORS, L.P.

                                 By:  Spectrum Equity Associates, L.P.


                                 By/s/ William P. Collatos
                                       William P. Collatos
                                       General Partner

                                 Date:  February 13, 1996



                                 SPECTRUM EQUITY ASSOCIATES, L.P.


                                 By/s/ William P. Collatos
                                       William P. Collatos
                                       General Partner

                                 Date:  February 13, 1996


                                 By/s/ Brion B. Applegate
                                       Brion B. Applegate
                                       General Partner

                                 Date:  February 13, 1996


                                 /s/ William P. Collatos
                                     William P. Collatos,
                                     individually

                                 Date:  February 13, 1996


                                 /s/ Brion B. Applegate
                                     Brion B. Applegate,
                                     individually

                                 Date:  February 13, 1996